Filed Pursuant To Rule 424(b)(3)

File No. 333-163683

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

SUPPLEMENT NO. 13 TO

MARKET MAKING PROSPECTUS DATED JANUARY 22, 2010

THE DATE OF THIS SUPPLEMENT IS AUGUST 10, 2012

On August 10, 2012, American Casino & Entertainment Properties LLC filed the attached Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

(Mark one)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to ____________

Commission File Number: 000-52975

American Casino & Entertainment Properties LLC

(Exact name of registrant as specified in its charter)

Delaware		20-0573058
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification No.)

2000 Las Vegas Boulevard South
Las Vegas, NV		89104
(Address of principal executive offices)		(Zip code)
(702) 380-7777

(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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PART I-FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements.

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	June 30, 2012	December 31, 2011
	(Unaudited)
	(In thousands)
Assets
Current Assets:
Cash and cash equivalents	$62,538	$74,201
Investments-restricted	211	211
Accounts receivable, net	4,122	4,280
Accounts receivable, net - related party	75	196
Other current assets	11,514	11,462
Total Current Assets	78,460	90,350
Property and equipment, net	1,105,946	1,111,787
Debt issuance costs, net	2,367	2,055
Intangible and other assets	16,869	17,837
Total Assets	$1,203,642	$1,222,029

Liabilities and Members' Equity
Current Liabilities:
Accounts payable	$5,147	$4,730
Accrued expenses	17,569	16,429
Accounts payable and accrued expenses - related party	23	13
Accrued payroll and related expenses	11,444	11,431
Current portion of capital lease obligations	297	289
Total Current Liabilities	34,480	32,892

Long-Term Liabilities:
Long-term debt, net of unamortized discount	326,688	342,353
Capital lease obligations, less current portion	1,479	1,630
Total Long-Term Liabilities	328,167	343,983

Total Liabilities	362,647	376,875

Commitments and Contingencies

Members' Equity:
Members' Equity	840,995	845,154
Total Members' Equity	840,995	845,154
Total Liabilities and Members' Equity	$1,203,642	$1,222,029

See notes to condensed consolidated financial statements.

1

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,
	2012	2011
	(Unaudited)
	(In thousands)
Revenues:
Casino	$50,106	$50,715
Hotel	17,792	16,924
Food and beverage	17,585	17,483
Tower, retail, entertainment and other	8,416	8,299
Gross revenues	93,899	93,421
Less promotional allowances	6,195	5,845
Net revenues	87,704	87,576

Costs And Expenses:
Casino	16,279	16,550
Hotel	9,132	8,942
Food and beverage	13,342	13,180
Other operating expenses	2,926	2,982
Selling, general and administrative	28,543	26,000
Depreciation and amortization	8,279	9,617
Loss on disposal of assets	35	23
Management fee - related party	250	250
Total costs and expenses	78,786	77,544

Income From Operations	8,918	10,032

Other Income (Expense):
Loss on debt redemption	(1,112)	(1,378)
Interest income	-	1
Interest expense	(10,599)	(11,424)
Total other expense, net	(11,711)	(12,801)

Net Loss	$(2,793)	$(2,769)

See notes to condensed consolidated financial statements.

2

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
	2012	2011
	(Unaudited)
	(In thousands)
Revenues:
Casino	$104,109	$103,928
Hotel	33,395	32,104
Food and beverage	34,093	34,307
Tower, retail, entertainment and other	16,076	15,881
Gross revenues	187,673	186,220
Less promotional allowances	12,820	12,083
Net revenues	174,853	174,137

Costs And Expenses:
Casino	33,073	33,485
Hotel	17,333	17,315
Food and beverage	25,709	25,606
Other operating expenses	5,743	6,168
Selling, general and administrative	56,968	54,918
Depreciation and amortization	16,931	20,659
(Gain) loss on disposal of assets	(7)	33
Management fee - related party	500	569
Total costs and expenses	156,250	158,753

Income From Operations	18,603	15,384

Other Income (Expense):
Loss on debt redemption	(1,112)	(1,378)
Interest income	-	1
Interest expense	(21,650)	(23,010)
Total other expense, net	(22,762)	(24,387)

Net Loss	$(4,159)	$(9,003)

See notes to condensed consolidated financial statements.

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AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2012	2011
	(Unaudited)
	(In thousands)
Cash Flows From Operating Activities:
Net loss	$(4,159)	$(9,003)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Depreciation and amortization	16,931	20,659
Amortization of debt issuance and debt discount costs	2,800	2,618
Loss on debt redemption	1,112	1,378
(Gain) loss on disposal of assets	(7)	33
Changes in operating assets and liabilities:
Accounts receivable, net	158	(129)
Other assets	6	(1,885)
Accounts payable and accrued expenses	1,085	(3,379)
Related party activity, net	131	(45)
Net Cash Provided by Operating Activities	18,057	10,247

Cash Flows From Investing Activities:
Acquisition of property and equipment	(9,753)	(7,053)
Proceeds from sale of property and equipment	65	21
Net Cash Used in Investing Activities	(9,688)	(7,032)

Cash Flows From Financing Activities:
Deferred financing costs	(764)	-
Payments on note payable	(19,125)	(19,125)
Payments on capital lease obligation	(143)	(136)
Net Cash Used in Financing Activities	(20,032)	(19,261)

Net decrease in cash and cash equivalents	(11,663)	(16,046)
Cash and cash equivalents - beginning of period	74,201	85,311
Cash and cash equivalents - end of period	$62,538	$69,265

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for interest, net of amounts capitalized	$18,931	$20,474

Supplemental Disclosures of Non-Cash Items:

Accrued capital expenditures	$485	$-

See notes to condensed consolidated financial statements.

4

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(Unaudited)

(In thousands)

	Class A Equity	Class B Equity	Total Equity
Balances at December 31, 2011	$-	$845,154	$845,154
Net loss	-	(4,159)	(4,159)
Balances at June 30, 2012	$-	$840,995	$840,995

See notes to condensed consolidated financial statements.

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AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

NOTES TO Condensed CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. The Company

American Casino & Entertainment Properties LLC, or ACEP, was formed in Delaware on December 29, 2003. As used in this Quarterly Report on Form 10-Q, the terms “ACEP”, “company”, “we”, “our”, “ours”, and “us” refer to American Casino & Entertainment Properties LLC and its subsidiaries, unless the context suggests otherwise. ACEP owns and operates the Stratosphere Casino Hotel & Tower, or the Stratosphere, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder in Las Vegas, Nevada, and the Aquarius Casino Resort, or the Aquarius, in Laughlin, Nevada.

On April 22, 2007, American Entertainment Properties Corp., or AEP, our former direct parent, entered into a Membership Interest Purchase Agreement, or the Agreement, with W2007/ACEP Holdings, LLC, or Holdings, an affiliate of Whitehall Street Real Estate Funds, or Whitehall, a series of real estate investment funds affiliated with Goldman, Sachs & Co., to sell all of our issued and outstanding membership interests to Holdings, for approximately $1.3 billion. Pursuant to the Assignment and Assumption Agreement, dated December 4, 2007, between Holdings and W2007/ACEP Managers Voteco, LLC, or Voteco, Holdings assigned all of its rights, obligations and interests under the Agreement to Voteco. Voteco’s acquisition of ACEP, or the Acquisition, closed at a purchase price of $1.2 billion on February 20, 2008.

On February 23, 2010, ACEP and ACEP Finance Corp., or ACEP Finance and, together with ACEP, the Issuers, completed an exchange offer registered with the Securities and Exchange Commission, or SEC, in which the Issuers issued approximately $374.9 million aggregate principal amount of their 11% Senior Secured Notes due 2014, or SEC-Registered Notes, in exchange for $374.9 million of their outstanding, 11% Senior Secured Notes due 2014, or the Unregistered Notes, issued in a transaction pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, or the Securities Act. The SEC-Registered Notes have substantially identical terms to the Unregistered Notes, except that the SEC-Registered Notes were issued in a transaction registered under the Securities Act. The SEC-Registered Notes and the Unregistered Notes are collectively referred to herein as the 11% Senior Secured Notes.

Note 2. Basis of Presentation

The accompanying condensed consolidated financial statements included herein have been prepared by ACEP, without audit, in accordance with the accounting policies described in our 2011 audited consolidated financial statements and pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements, prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to such rules and regulations. We believe that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the accompanying condensed consolidated financial statements include all adjustments (consisting only of those of a normal recurring nature), which are necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results to be expected for any future interim period or for the entire fiscal year.

These condensed consolidated financial statements should be read in conjunction with the notes to the 2011 consolidated audited financial statements presented in our annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 22, 2012 (SEC File No. 000-52975). Our reports are available electronically by visiting the SEC website at http://www.sec.gov. You may also visit the investor relations section of the American Casino & Entertainment Properties LLC website at http://www.acepllc.com.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of ACEP and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

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Debt Issuance Costs

Debt issuance costs of $2.4 million and $2.1 million consist primarily of professional and registration fees directly related to the Company’s 11% Senior Secured Notes and are included on the Company’s consolidated balance sheet at June 30, 2012 and December 31, 2011, respectively. Included in the $2.4 million is approximately $764,000 of costs associated with the potential refinancing of the 11% Senior Secured Notes. If the potential refinancing is terminated, the costs associated with the potential refinancing will be expensed.

Reclassification

Certain reclassifications have been made to the three and six months periods ending June 30, 2011 consolidated financial statements to conform to the June 30, 2012 presentation. These reclassifications had no effect on net loss.

Note 3. Related Party Transactions

On February 20, 2008, we entered into a consulting agreement with Highgate Hotels, L.P., or Highgate, pursuant to which Highgate provides asset management consulting services to us. Highgate owns a less than 5% membership interest in Holdings. The agreement was amended to reduce fees payable thereunder on June 25, 2009 and Highgate converted amounts due them from ACEP to contributed capital in Holdings. The consulting agreement expires on June 20, 2013. Highgate is entitled to receive a $1.5 million per year base consulting fee for the periods through February 20, 2011 and a $1.0 million per year consulting fee for the periods after February 20, 2011, additional consulting fees up to $500,000 per year for periods after February 20, 2011 based on EBITDA results at the properties and development fees at 4% of the aggregate costs of any agreed upon development projects. We incurred Highgate fees of approximately $250,000 for both the three months ended June 30, 2012 and June 30, 2011. We incurred Highgate fees of approximately $500,000 and $569,000 for the six months ended June 30, 2012 and June 30, 2011, respectively. As of June 30, 2012 and December 31, 2011, we owed Highgate $0. For the three months and six months ended June 30, 2012 we did not provide any IT consulting services to Highgate compared to approximately $0 and $14,000, respectively for the three and six months ended June 30, 2011. As of June 30, 2012 and December 31, 2011, Highgate owed us $0.

On June 16, 2008, we entered into an agreement with Travel Tripper LLC, or TTL, to utilize their technology for online hotel reservations. TTL is owned by an affiliate of Goldman Sachs (9%), an affiliate of Highgate (9%) and an employee of Highgate (40%). From June 16, 2008 to July 31, 2010, TTL was paid 4% of room revenues booked utilizing its system. As of August 1, 2010, the fee paid to TTL was reduced to 2%. We expensed fees of approximately $50,000 and $51,000 for the three months ended June 30, 2012 and June 30, 2011, respectively. We expensed fees of approximately $101,000 and $103,000 for the six months ended June 30, 2012 and June 30, 2011, respectively. As of June 30, 2012 and December 31, 2011, we owed TTL approximately $18,000 and $11,000, respectively.

Archon Group, LP, or Archon, an affiliate of Goldman Sachs, provides various services to us such as cash management and insurance brokers. We expensed fees of approximately $34,000 and $2,000 for the three months ended June 30, 2012 and June 30, 2011, respectively. We expensed fees of approximately $53,000 and $22,000 for the six months ended June 30, 2012 and June 30, 2011, respectively. In addition, we provided construction management services to Archon for hotels managed by them. We recorded revenues of approximately $223,000 for both the three and six months ended June 30, 2012 compared to approximately $92,000 and $238,000 for the three months and six months ended June 30, 2011, respectively. During April 2012, Archon prepaid for certain construction management services. We have recorded approximately $185,000 in deferred revenues as of June 30, 2012. The services will be provided by us through December 31, 2012. As of June 30, 2012 and December 31, 2011, we owed Archon $0. As of June 30, 2012 and December 31, 2011, Archon owed us approximately $75,000 and $196,000, respectively.

7

On October 3, 2008, we entered into a participation agreement with Nor1, Inc., or Nor1, to utilize their technology to help sell perishable suite and room inventories. Nor1 gives the guest who books on-line the opportunity to book a non-guaranteed suite or upgraded rooms at a discounted rate if such is available at check-in. If the suite or upgraded room is awarded, Nor1 is paid 25% of the upgrade fee. Goldman Sachs owns less than 5% of Nor1. We expensed fees of approximately $14,000 and $11,000 for the three months ended June 30, 2012 and June 30, 2011, respectively. We expensed fees of approximately $24,000 and $23,000 for the six months ended June 30, 2012 and June 30, 2011, respectively. As of June 30, 2012 and December 31, 2011, we owed Nor1 approximately $5,000 and $2,000, respectively.

We follow a related party transaction approval policy for reviewing related person transactions. These procedures are intended to ensure that transactions with related persons are fair to us and in our best interests. If a proposed transaction appears to or does involve a related person, the transaction is presented to our audit committee for review. The audit committee is authorized to retain and pay such independent advisors as it deems necessary to properly evaluate the proposed transaction, including, without limitation, outside legal counsel and financial advisors to determine the fair value of the transaction.

Note 4. Intangible Assets

Pursuant to authoritative guidance, indefinite-lived intangible assets are subject to an annual assessment for impairment during the fourth quarter, or more frequently if there are indications of possible impairment, by applying a fair-value-based test.

Our finite-lived acquired intangible assets include our player loyalty plan and a non-compete agreement. Our indefinite-lived acquired intangible assets include trade names. Acquired assets are recorded at fair value on the date of acquisition and finite-lived assets are amortized over the estimated period to be benefited.

As of June 30, 2012 and December 31, 2011, we had the following intangible assets.

		(in thousands)
		June 30, 2012			December 31, 2011
		Gross		Net	Gross		Net
	Asset	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
Amortizing intangible assets:	Life	Amount	Amortization	Amount	Amount	Amortization	Amount
Player Loyalty Plan	5 Years	$7,450	$(6,456)	$994	$7,450	$(5,711)	$1,739
Non-Compete Agreement	38 Months	1,045	(825)	220	1,045	(660)	385
		$8,495	$(7,281)	$1,214	$8,495	$(6,371)	$2,124

Non-amortizing intangible assets:
Trade Name				$15,507			$15,507
				$16,721			$17,631

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Note 5. Debt

Long-term debt and capital lease obligations consist of the following:

	As of	As of
	June 30, 2012	December 31, 2011

	(In thousands)
11% Senior Secured Notes due June 15, 2014	$337,500	$356,250
Unamortized discount	(10,812)	(13,897)
Capital lease obligations	1,776	1,919
Total long-term debt and capital lease obligations	328,464	344,272
Current portion of capital lease obligations	(297)	(289)
Total long-term debt and capital lease obligations, net	$328,167	$343,983

11% Senior Secured Notes

On August 14, 2009, the Issuers issued the Unregistered Notes pursuant to the Indenture among the Issuers, certain subsidiary guarantors and The Bank of New York Mellon, as trustee, or the Indenture. The 11% Senior Secured Notes mature on June 15, 2014 and bear interest at a rate of 11% per annum. Interest is computed on the basis of a 360-day year composed of twelve 30-day months and is payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2009. The obligations are jointly, severally and unconditionally guaranteed by all of the subsidiaries of ACEP other than ACEP Finance and will be so guaranteed by any future domestic subsidiaries of ACEP, subject to certain exceptions. The 11% Senior Secured Notes are collateralized by substantially all fee and leasehold real property comprising the Stratosphere, the Aquarius, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder.

On February 23, 2010, the Issuers completed an exchange offer registered with the SEC in which the Issuers issued approximately $374.9 million aggregate principal amount of their SEC-Registered Notes in exchange for $374.9 million of their Unregistered Notes. The SEC-Registered Notes have substantially identical terms to the Unregistered Notes, except that the SEC-Registered Notes were issued in a transaction registered under the Securities Act.

On May 31, 2011, the Issuers completed a redemption of five percent (5%) of aggregate principal amount of the 11% Senior Secured Notes pursuant to paragraph 5(b) of the 11% Senior Secured Notes and the redemption provisions of the Indenture (Section 3.07(b)). The redemption price for the 11% Senior Secured Notes was 102% of the principal amount of the 11% Senior Secured Notes redeemed, or $19.1 million, plus accrued interest to the redemption date of approximately $951,000. Interest on the 11% Senior Secured Notes called for redemption ceased to accrue on and after the redemption date. As a result of the redemption, a loss of $1.4 million was recognized. The loss is comprised of the redemption premium of $375,000 and a proportionate write-off of debt issuance and debt discount costs of $1.0 million.

On April 30, 2012, the Issuers completed a redemption of five percent (5%) of aggregate principal amount of the 11% Senior Secured Notes pursuant to paragraph 5(b) of the 11% Senior Secured Notes and the redemption provisions of the Indenture (Section 3.07(b)). The redemption price for the 11% Senior Secured Notes was 102% of the principal amount of the 11% Senior Secured Notes redeemed, or $19.1 million, plus accrued interest to the redemption date of approximately $773,000. Interest on the 11% Senior Secured Notes called for redemption ceased to accrue on and after the redemption date. As a result of the redemption, a loss of $1.1 million was recognized. The loss is comprised of the redemption premium of $375,000 and a proportionate write-off of debt issuance and debt discount costs of $737,000.

In accordance with positions established by the SEC, separate financial information with respect to the parent, co-issuer, guarantor subsidiaries and non-guarantor subsidiaries is not required as the parent and co-issuer have no independent assets or operations, the guarantees are full and unconditional and joint and several, and the total assets, stockholders’ equity, revenues, income from operations before income taxes and cash flows from operating activities of the non-guarantor subsidiaries is less than 3% of ACEP’s consolidated amounts.

9

The fair value of our debt is estimated based on market prices for the same or similar issues. We issued the Unregistered Notes on August 14, 2009. The estimated fair value of the 11% Senior Secured Notes was approximately $356.1 million as of June 30, 2012.

On or after June 15, 2012, the Issuers may redeem all or a part of the 11% Senior Secured Notes at the redemption prices set forth in the Indenture, plus accrued and unpaid interest to the applicable redemption date. As described above, on May 31, 2011 the Issuers redeemed 5% of the aggregate principal amount of the 11% Senior Secured Notes and on April 30, 2012 the Issuers redeemed an additional 5% of the aggregate principal amount of the 11% Senior Secured Notes.

If certain change of control events occur as specified in the Indenture, we must offer to repurchase the 11% Senior Secured Notes at a repurchase price equal to 101% of the principal amount of the 11% Senior Secured Notes repurchased, plus accrued and unpaid interest to the applicable repurchase date.

If ACEP or its subsidiaries sell assets under certain circumstances or experience certain events of loss, we must offer to repurchase the 11% Senior Secured Notes at a repurchase price equal to 100% of the principal amount of the Notes repurchased, plus accrued and unpaid interest to the date of purchase, prepayment or redemption, as the case may be.

We are bound by certain covenants contained and defined in the Indenture that requires us to file quarterly and annual reports, and among other things, restricts our ability to:

•	declare or pay dividends and distributions on our equity interests, purchase, redeem, or otherwise retire for value any equity interest, make payments on debt, or make investments;

•	incur indebtedness or issue preferred stock;

•	sell, create liens, or otherwise encumber our assets or equity interests; and

•	enter into transactions with affiliates.

These covenants contained in the Indenture are subject to a number of important limitations and exceptions.

The Indenture provides for events of default, including, but not limited to, cross defaults to certain other debt of ACEP and its subsidiaries. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding 11% Senior Secured Notes will become due and payable immediately without further action or notice. Management believes that we are in compliance with the provisions of the Indenture as of quarter end and the date of this filing.

Note 6. Legal Proceedings

We are, from time to time, a party to various legal proceedings arising out of our businesses. We believe, however, there are no proceedings pending or threatened against us, which, if determined adversely, would have a material adverse effect upon our financial condition, results of operations or liquidity.

10

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

With the exception of historical facts, the matters discussed in this quarterly report on Form 10-Q are forward looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe”, “intend”, “expect”, “may”, “will”, “should”, “anticipate”, “could”, “estimate”, “plan”, “predict”, “project”, or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. These factors include, but are not limited to: the size of our indebtedness, our indebtedness' effect on our business, the adverse effect of government regulation and other matters affecting the gaming industry, increased operating costs of our properties, increased competition in the gaming industry, adverse effects of economic downturns and terrorism, our failure to make necessary capital expenditures, increased costs associated with our growth strategy, the loss of key personnel, risks associated with geographical market concentration, our failure to satisfy our working capital needs from operations or our indebtedness, our inability to raise additional money, our dependence on water, energy and technology services, adverse effects of increasing energy costs, and the availability of and costs associated with potential sources of financing.

You should also read, among other things, the risks and uncertainties described in the section entitled Risk Factors in Item 1A of our annual report on Form 10-K, filed with the SEC on March 22, 2012 (SEC File No. 000-52975).

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update them.

The following discussion contains management’s discussion and analysis of financial condition and results of operations. Management’s discussion and analysis should be read in conjunction with “Item 1. Financial Statements” of this quarterly report on Form 10-Q and Management’s Discussion and Analysis of Financial Condition and Results of Operations presented in our annual report on Form 10-K for the year ended December 31, 2011.

Overview

We own and operate four gaming and entertainment properties in Clark County, Nevada. The four properties are:

•	the Stratosphere Casino Hotel & Tower, or the Stratosphere, which is located on the Las Vegas Strip and caters to visitors to Las Vegas;
•	two off-Strip casinos, Arizona Charlie's Decatur and Arizona Charlie's Boulder, which cater primarily to residents of Las Vegas and the surrounding communities; and
•	the Aquarius Casino Resort, in Laughlin, Nevada, or the Aquarius, which caters to visitors to Laughlin.

We believe that the Stratosphere is one of the most recognized landmarks in Las Vegas, our two Arizona Charlie’s properties are well-known casinos in their respective marketplaces and the Aquarius is the largest hotel by number of rooms in Laughlin. Each of our properties offers customers a value-oriented experience by providing competitive odds in our casinos, quality rooms in our hotels, award-winning dining facilities and, at the Stratosphere and Aquarius, an offering of competitive value-oriented entertainment attractions. We believe the value we offer our customers, together with a strong focus on customer service, will enable us to continue to attract customers to our properties.

11

We use certain key measurements to evaluate operating revenue. Casino revenue measurements include “table games drop” and “slot coin-in,” which are measures of the total amounts wagered by patrons. “Win” or “hold percentage” represents the percentage of table games drop or slot coin-in that is retained by the casino and recorded as casino revenue. Hotel revenue measurements include hotel occupancy rate, which is the average percentage of available hotel rooms occupied during a period, and average daily room rate, which is the average price of occupied rooms per day. Food and beverage revenue measurements include number of covers, which is the number of guests served, and the average check amount per guest.

Our operating results are greatly dependent on the volume of customers at our properties, which in turn affects the price we can charge for our non-gaming amenities. A substantial portion of our operating income is generated from our gaming operations, more specifically, slot play (including video poker). Approximately 53.4% of our gross revenue for the three months ended June 30, 2012 was generated from our gaming operations. Hotel and food and beverage sales generated similar percentages of our gross revenue during the three months ended June 30, 2012, with hotel sales representing 18.9% and food and beverage sales representing 18.7%. The majority of our revenue is cash based through customers wagering with cash or paying for non-gaming amenities with cash or credit card.

Our expenses also depend on the volume of customers at our properties. The volume of customers that visit our properties directly affects our labor, which represented approximately 51.3% of our expenses during the three months ended June 30, 2012, and the amount we spend on marketing, which represented approximately 2.7% of our expenses during the three months ended June 30, 2012. However, we incur a significant amount of costs that do not vary directly with changes in the volume of customers. As a result, it is difficult to reduce costs to match reductions in demand, which results in reduced operating margins. Because our business is capital intensive, we rely heavily on the ability of our properties to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

Las Vegas is one of the largest entertainment markets in the country. Las Vegas hotel occupancy rates are among the highest of any major market in the United States. We believe that the Las Vegas gaming market has two distinct sub-segments: the tourist market, which tends to be concentrated on the Las Vegas Strip and Downtown Las Vegas, and the local market, which includes the surrounding Las Vegas area.

12

Results of Operations

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011

The following table sets forth the results of our operations for the periods indicated.

	Three months ended June 30,
	2012	2011
	(in millions)
Income Statement Data:
Revenues:
Casino	$50.1	$50.7
Hotel	17.8	16.9
Food and beverage	17.6	17.5
Tower, retail, entertainment and other	8.4	8.3
Gross revenues	93.9	93.4
Less promotional allowances	6.2	5.8
Net revenues	87.7	87.6

Costs and expenses:
Casino	16.3	16.6
Hotel	9.1	8.9
Food and beverage	13.3	13.2
Other operating expenses	2.9	3.0
Selling, general and administrative	28.9	26.3
Depreciation and amortization	8.3	9.6
Total costs and expenses	78.8	77.6
Income from operations	$8.9	$10.0

EBITDA Reconciliation:
Net loss	$(2.8)	$(2.8)
Interest expense	10.6	11.4
Depreciation and amortization	8.3	9.6
EBITDA	$16.1	$18.2

We believe that our presentation of EBITDA is an important supplemental measure of our operating performance to investors. EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Although EBITDA is a non-GAAP measure, we believe this measure will be used by investors in their assessment of our operating performance and the valuation of our company.

Our consolidated gross revenues increased 0.5% to $93.9 million for the three months ended June 30, 2012 from $93.4 million for the three months ended June 30, 2011. The increases in our gross revenues were due primarily to hotel revenue growth generated by higher average daily room rates and market factors, such as the increased visitation to Las Vegas. Our consolidated income from operations and EBITDA decreased 11.0% and 11.5% to $8.9 million and $16.1 million for the three months ended June 30, 2012 compared to $10.0 million and $18.2 million for the three months ended June 30, 2011, respectively. Income from operations and EBITDA were negatively impacted by a 9.9% increase in selling, general and administrative expenses (see Selling, General & Administrative “SG&A” below). In addition, EBITDA for the period was negatively impacted by a $1.1 million charge for the early redemption of debt related to the voluntary redemption of 5% of the aggregate principal amount of our 11% Senior Secured Notes, of which approximately $737,000 was non-cash. Similarly, EBITDA for the three months ended June 30, 2011 was negatively impacted by a $1.4 million charge for the early redemption of debt related to the voluntary redemption of 5% of our 11% Senior Secured Notes, of which $1.0 million was non-cash. Income from operations for the three months ended June 30, 2012 was positively impacted by a 13.5% decrease in depreciation and amortization expenses to $8.3 million from $9.6 million for the three months ended June 30, 2012, compared to the three months ended June 30, 2011, respectively. The decrease in depreciation and amortization expenses was due to certain of our property, plant and equipment assets reaching the end of their depreciable life during 2011.

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Casino

Casino revenues consist of revenues from slot machines, table games, poker, race and sports book, bingo and keno. Casino revenues decreased 1.2% to $50.1 million for the three months ended June 30, 2012, compared to $50.7 million for the three months ended June 30, 2011. For the three months ended June 30, 2012, slot machine revenues were 85.8% of casino revenues, and table game revenues were 11.6% of casino revenues, compared to 84.8% and 11.0% of casino revenues, respectively, for the three months ended June 30, 2011. Our slot revenues were flat and table revenues increased 3.6% year-over-year. The increase in tables was the result of a 1.5 percentage point increase in hold and 4.1% decrease in drop compared to the three months ended June 30, 2011. Other casino revenues, consisting of race and sports book, poker, bingo and keno, declined 38.1% for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. Despite an 8.7% increase in handle, race and sports book revenues decreased 22.3% compared to the three months ended June 30, 2011. The decline in revenues was due to a 4.2 percentage point decrease in hold which was caused primarily by low holds for baseball and basketball. Bingo revenues declined 85.4% due to a 9.2 percentage point decrease in hold and a 13.7% decline in the number of patrons. The decline in patrons was driven by increased promotional activity and special game offerings by our competitors. Additionally, results for the period ended June 30, 2011 benefitted from a jackpot promotion at Arizona Charlie’s Boulder that boosted patron headcounts and revenues. Poker revenues decreased 14.0%. Casino operating expenses decreased 1.8% to $16.3 million for the three months ended June 30, 2012, compared to $16.6 million for the three months ended June 30, 2011. The decrease in expenses was due primarily to lower slot participation expenses, revenue taxes and repair and maintenance expenses. Participation expenses consist of fees paid to game owners for the use of their games. Despite the decline in revenues, our casino operating margin increased slightly to 67.5% for the three months ended June 30, 2012, compared to 67.3% for the three months ended June 30, 2011.

Hotel

Hotel revenues increased 5.3% to $17.8 million for the three months ended June 30, 2012 from $16.9 million for the three months ended June 30, 2011.  Our combined room occupancy increased to 73.0% for the three months ended June 30, 2012 compared to 70.8% for the three months ended June 30, 2011 and the average daily room rate increased 2.8% for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. All of our properties except Arizona Charlie’s Boulder increased room revenue for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. We believe our ability to increase our average daily room rate and, as a result, increase our hotel revenue is due to increased occupancy and higher room rates in Las Vegas in general and the improved room product at Stratosphere and Aquarius. Our hotel expenses increased 2.2% to $9.1 million for the three months ended June 30, 2012, compared to $8.9 million for the three months ended June 30, 2011 due primarily to higher costs associated with higher occupancy. Due to the increase in revenues, our hotel operating margin increased to 48.9% for the three months ended June 30, 2012 as compared to 47.3% for the three months ended June 30, 2011.

Food & Beverage

Food and beverage revenues increased 0.6% to $17.6 million for the three months ended June 30, 2012, compared to $17.5 million for the three months ended June 30, 2011.  Overall, food covers and beverage covers decreased 3.0% and 2.5%, respectively, for the three months ended June 30, 2012, compared to the three months ended June 30, 2011.  Average revenue per cover for the three months ended June 30, 2012 increased 3.7% compared to the three months ended June 30, 2011. Our food and beverage expenses increased 0.8% to $13.3 million for the three months ended June 30, 2012 compared to $13.2 million for the three months ended June 30, 2011. The increase was due to higher labor costs and a 0.8 percentage point increase in our food and beverage cost of goods sold. Because of the increase in expenses and relatively flat revenues, our food and beverage operating margin decreased to 24.4% for the three months ended June 30, 2012 as compared to 24.6% for the three months ended June 30, 2011.

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Tower, Retail, Entertainment and Other

Tower, retail, entertainment and other revenues increased 1.2% to $8.4 million for the three months ended June 30, 2012 from $8.3 million for the three months ended June 30, 2011. Tower revenues decreased 5.1% for the three months ended June 30, 2012, compared to the three months ended June 30, 2011. The decrease was due primarily to a 1.1% decrease in total guest admissions and a 4.1% decrease in average revenue per guest admission compared to the three months ended June 30, 2011. Entertainment revenue increased 33.2% for the three months ended June 30, 2012, compared to the three months ended June 30, 2011. The American Superstars show at the Stratosphere closed on March 30, 2011, while Frankie Moreno Live at Stratosphere debuted on November 9, 2011. Retail revenue decreased 8.3% for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. Other operating income increased 32.2% for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. The increase in revenue was primarily due to higher project development revenue and ATM commission revenues. Our project development revenue is derived from construction management services provided to hotel and casino management companies (see Note 3. Related Party Transactions). Other operating expenses decreased 3.1% to $2.9 million for the three months ended June 30, 2012 compared to $3.0 million for the three months ended June 30, 2011. This decrease was primarily due to reductions in repair and maintenance expenses and labor costs.

Promotional Allowances

Promotional allowances are comprised of the retail value of goods and services provided to casino patrons under various marketing programs. As a percentage of casino revenues, promotional allowances increased to 12.4% for the three months ended June 30, 2012 from 11.4% for the three months ended June 30, 2011. This increase was primarily due to increased room, food and entertainment promotions. Room promotions increased due to increased direct marketing room redemptions by our guests and entertainment promotions increased due to the addition of the Frankie Moreno Live at Stratosphere show and an increase in the number of events at Aquarius.

Selling, General and Administrative (‘‘SG&A’’)

Selling, general and administrative expenses are primarily comprised of payroll, marketing, advertising, utilities and other administrative expenses. These expenses increased 9.9% to $28.9 million, or 30.8% of gross revenues, for the three months ended June 30, 2012, compared to $26.3 million, or 28.2% of gross revenues for the three months ended June 30, 2011. This increase was primarily due to higher sales tax, repair and maintenance, advertising and related marketing expenses, higher guest loss and damage provisions and labor costs. Sales tax expenses for the three months ended June 30, 2012 includes approximately $248,000 for audit assessment related to a Nevada Department of Taxation audit and additionally, we began to accrue for sales taxes on complimentary meals provided to customers and employees resulting in an additional $195,000 in expense based on a decision by the Nevada Tax Commission. Repair and maintenance expenses for the three months ended June 30, 2012 include approximately $420,000 we spent on a plumbing and drain repair project at Arizona Charlie’s Decatur. Advertising expenses increased by approximately $400,000 for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. For the three months ended June 30, 2011 guest loss and damage expense benefited from a credit of approximately $190,000 for the reduction in liability for two major claims.

Interest Expense

Interest expense decreased 7.0% to $10.6 million for the three months ended June 30, 2012, compared to $11.4 million for the three months ended June 30, 2011. The decrease was due primarily to the redemption of 5% of the aggregate principal amount of our 11% Senior Secured Notes on May 31, 2011 and the redemption of an additional 5% of the aggregate principle amount of our 11% Senior Secured Notes on April 30, 2012.

15

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

The following table sets forth the results of our operations for the periods indicated.

	Six months ended June 30,
	2012	2011
	(in millions)
Income Statement Data:
Revenues:
Casino	$104.1	$104.0
Hotel	33.4	32.1
Food and beverage	34.1	34.3
Tower, retail, entertainment and other	16.1	15.8
Gross revenues	187.7	186.2
Less promotional allowances	12.8	12.1
Net revenues	174.9	174.1

Costs and expenses:
Casino	33.1	33.5
Hotel	17.3	17.3
Food and beverage	25.7	25.6
Other operating expenses	5.7	6.2
Selling, general and administrative	57.6	55.4
Depreciation and amortization	16.9	20.7
Total costs and expenses	156.3	158.7
Income from operations	$18.6	$15.4

EBITDA Reconciliation:
Net loss	$(4.2)	$(9.0)
Interest expense	21.7	23.0
Depreciation and amortization	16.9	20.7
EBITDA	$34.4	$34.7

Our consolidated gross revenues increased 0.8% to $187.7 million for the six months ended June 30, 2012 from $186.2 million for the six months ended June 30, 2011. Our consolidated income from operations and EBITDA increased 20.8% and decreased 0.9% to $18.6 million and $34.4 million for the six months ended June 30, 2012 compared to $15.4 million and $34.7 million for the six months ended June 30, 2011, respectively. The increases in our gross revenues and income from operations are due primarily to revenue growth for our gaming and hotel divisions caused by higher slot coin-in and table games hold percentage for the casino, and for the hotel, higher average daily room rates and market factors, such as the increased visitation to Las Vegas. Income from operations for the six months ended June 30, 2012 was positively impacted by an 18.4% decrease in depreciation and amortization expenses to $16.9 million from $20.7 million and a 16.3% decrease in advertising expenses to $3.6 million from $4.3 million for the six months ended June 30, 2012, compared to the six months ended June 30, 2011, respectively. The decrease in depreciation and amortization expenses was due to certain of our property, plant and equipment assets reaching the end of their depreciable life during 2011. The decrease in advertising expenses was due to the launch of the Elevate Your Expectations advertising campaign for the Stratosphere and an advertising campaign supporting the launch of Ron’s Steakhouse at Arizona Charlie’s Decatur during the first quarter of 2011. Income from operations and EBITDA for the six months ended June 30, 2012 was negatively impacted by a 4.0% increase in selling, general and administrative expenses (see Selling, General & Administrative “SG&A” below). EBITDA for the six months ended June 30, 2012 was also negatively impacted by a $1.1 million charge for the early redemption of debt related to the voluntary redemption of 5% of the aggregate principal amount of our 11% Senior Secured Notes, of which approximately $737,000 was non-cash. Similarly, EBITDA for the six months ended June 30, 2011 was negatively impacted by a $1.4 million charge for the early redemption of debt related to the voluntary redemption of 5% of our 11% Senior Secured Notes, of which $1.0 million was non-cash.

16

Casino

Casino revenues consist of revenues from slot machines, table games, poker, race and sports book, bingo and keno. Casino revenues increased 0.1% to $104.1 million for the six months ended June 30, 2012, compared to $104.0 million for the six months ended June 30, 2011. Revenues for the six months ended June 30, 2012 were negatively impacted by a 38.1% decline in other casino revenues during the three months ended June 30, 2012. Our slot and table revenues increased 0.6% and 1.7%, respectively. For the six months ended June 30, 2012, slot machine revenues were 85.2% of casino revenues, and table game revenues were 11.6% of casino revenues, compared to 84.8% and 11.4% of casino revenues, respectively, for the six months ended June 30, 2011. Slot revenues increased 0.6% due to a 2.0% increase in coin-in while table revenues increased 1.7% due to a 1.1 percentage point increase in hold and 3.4% decrease in drop compared to the six months ended June 30, 2011. Other casino revenues, consisting of race and sports book, poker, bingo and keno, decreased 15.4% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. Lower race and sports book and bingo revenues were partially offset by increased poker revenues. Race and sports book revenues declined 8.3% compared to the six months ended June 30, 2011 due to a combination of a 0.3% decrease in handle and a 0.9 percentage point decrease in hold. Low hold for our sports book during the three months ended June 30, 2012, particularly for baseball and basketball were the primary cause of the decline in revenue. In addition, bingo revenues declined 55.7% due to a 9.8% decline in the number of patrons and a 5.3 percentage point decrease in hold. The decline in bingo patrons during the three months ended June 30, 2012 coupled with increased promotional activity and special game offerings by our competitors was the primary cause for the decline in revenues. Revenues for the period ended June 30, 2011 benefitted from a jackpot promotion at Arizona Charlie’s Boulder that boosted patron headcounts and revenues. Poker revenues increased 9.5% due to higher tournament revenues. Casino operating expenses decreased 1.2% to $33.1 million for the six months ended June 30, 2012, compared to $33.5 million for the six months ended June 30, 2011. The decrease in expenses was due primarily to lower slot participation expenses and repair and maintenance expenses. Participation expenses consist of fees paid to game owners for the use of their games. As a result, our casino operating margin was 68.2% for the six months ended June 30, 2012, compared to 67.8% for the six months ended June 30, 2011.

Hotel

Hotel revenues increased 4.0% to $33.4 million for the six months ended June 30, 2012 from $32.1 million for the six months ended June 30, 2011.  Combined room occupancy increased to 69.5% for the six months ended June 30, 2012 compared to 68.1% for the six months ended June 30, 2011 and the average daily room rate increased 2.2% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. All properties except Arizona Charlie’s Boulder increased room revenue for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. We believe our ability to increase our average daily room rate and, as a result, increase our hotel revenue is due to increased occupancy and higher room rates in Las Vegas in general and the improved room product at Stratosphere and Aquarius. Our hotel expenses were $17.3 million for both the six months ended June 30, 2012 and the six months ended June 30, 2011. Due to the increase in revenues, our hotel operating margin increased to 48.2% for the six months ended June 30, 2012 as compared to 46.1% for the six months ended June 30, 2011.

Food & Beverage

Food and beverage revenues declined 0.6% to $34.1 million for the six months ended June 30, 2012, compared to $34.3 million for the six months ended June 30, 2011.  Food and beverage revenues at the Aquarius declined 1.5% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 due to closures of certain of our food venues and bars to replace plumbing, equipment and fixtures during the three months ended March 31, 2012. Overall, food covers and beverage covers decreased 3.1% and 2.2%, respectively, for the six months ended June 30, 2012, compared to the six months ended June 30, 2011.  Average revenue per cover for the six months ended June 30, 2012 increased 2.5% compared to the six months ended June 30, 2011. Our food and beverage expenses were $25.7 million for the six months ended June 30, 2012 compared to $25.6 million the six months ended June 30, 2011. The increase in our food and beverage expenses was due primarily to higher labor costs and a 0.7 percentage point increase in our cost of goods sold due to rising product costs in general. Due to the decline in revenues, our food and beverage operating margin decreased to 24.6% for the six months ended June 30, 2012 as compared to 25.4% for the six months ended June 30, 2011.

17

Tower, Retail, Entertainment and Other

Tower, retail, entertainment and other revenues increased 1.9% to $16.1 million for the six months ended June 30, 2012 from $15.8 million for the six months ended June 30, 2011. Tower revenues decreased 0.8% for the six months ended June 30, 2012, compared to the six months ended June 30, 2011. While total guest admissions and Sky Jump revenues increased 2.7% and 4.2% respectively, overall average revenue per guest admission fell 3.4% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. Entertainment revenue declined 4.2% for the six months ended June 30, 2012, compared to the six months ended June 30, 2011, due primarily to lower average ticket prices. Retail revenue decreased 4.1% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. Other operating income increased 18.6% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. The increase in revenue was primarily due to higher ATM commission revenues. Other operating expenses decreased 8.1% to $5.7 million for the six months ended June 30, 2012 compared to $6.2 million for the six months ended June 30, 2011. This decrease was primarily due to a reduction in entertainer fees and lower property tax and repair and maintenance expenses.

Promotional Allowances

Promotional allowances are comprised of the retail value of goods and services provided to casino patrons under various marketing programs. As a percentage of casino revenues, promotional allowances increased to 12.3% for the six months ended June 30, 2012 from 11.6% for the six months ended June 30, 2011. This increase was primarily due to increased room, food and entertainment promotions. Room promotions increased due to increased direct marketing room redemptions by our guests and entertainment promotions increased due to the addition of the Frankie Moreno Live at Stratosphere show and an increase in the number of events at Aquarius.

Selling, General and Administrative (‘‘SG&A’’)

Selling, general and administrative expenses are primarily comprised of payroll, marketing, advertising, utilities and other administrative expenses. These expenses increased 4.0% to $57.6 million, or 30.7% of gross revenues, for the six months ended June 30, 2012, compared to $55.4 million, or 29.8% of gross revenues for the six months ended June 30, 2011. This increase was primarily due to higher sales tax, repair and maintenance, guest loss and damage provisions, postage and labor costs. Sales tax expenses for the three months ended June 30, 2012 includes approximately $248,000 for audit assessment related to a Nevada Department of Taxation audit and additionally, we began to accrue for sales taxes on complimentary meals provided to customers and employees resulting in an additional $306,000 in expense based on a decision by the Nevada Tax Commission. Repair and maintenance expenses include approximately $420,000 for a plumbing and drain repair project at Arizona Charlie’s Decatur and $167,000 in building repairs at the Aquarius. For the six months ended June 30, 2011 guest loss and damage expense benefited from a credit of approximately $190,000 for the reduction in liability for two major claims. The increased expenses were partially offset by reduced advertising expenses. Advertising expenses declined to approximately $3.6 million during the six months ended June 30, 2012 compared to $4.3 million during the six months ended June 30, 2011, which included the launch of the Elevate Your Expectations advertising campaign for the Stratosphere and an advertising campaign supporting the launch of Ron’s Steakhouse at Arizona Charlie’s Decatur during the six months ended June 30, 2011.

Interest Expense

Interest expense decreased 5.7% to $21.7 million for the six months ended June 30, 2012, compared to $23.0 million for the six months ended June 30, 2011. The decrease was due primarily to the redemption of 5% of the aggregate principal amount of our 11% Senior Secured Notes on May 31, 2011 and the redemption of an additional 5% of the aggregate principle amount of our 11% Senior Secured Notes on April 30, 2012.

18

Financial Condition

Liquidity and Capital Resources

The following liquidity and capital resources discussion contains certain forward-looking statements with respect to our business, financial condition, results of operations, dispositions, acquisitions, renovation projects and our subsidiaries, which involve risks and uncertainties that cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied herein. Such risks and uncertainties include, but are not limited to, financial market risks, the ability to maintain existing management, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, regulatory matters and litigation and other risks described in our filings with the SEC. In addition, renovation projects entail significant risks, including shortages of materials or skilled labor, unforeseen regulatory problems, work stoppages, weather interference, floods, unanticipated cost increases, and disruption to business. The anticipated costs and construction periods are based on budgets, conceptual design documents and construction schedule estimates. There can be no assurance that the budgeted costs or construction period will be met. All forward-looking statements are based on our current expectations and projections about future events.

As of June 30, 2012 we had $62.5 million in unrestricted cash and cash equivalents compared to $69.3 million on June 30, 2011. Net cash provided by operating activities for the six months ended June 30, 2012 was $18.1 million compared to $10.2 million for the six months ended June 30, 2011. The increase in cash flow from operations was driven by a $1.0 million increase in net revenues and $2.3 million and $1.4 million decreases in expenses and interest expense, respectively.

During the six months ended June 30, 2012, our total capital expenditures were $10.2 million (including approximately $485,000 in non-cash items), of which approximately $1.2 million was spent on slot machine replacements and conversions, $1.3 million on a replacement fire safety system at the Stratosphere, $1.7 million for renovations to our hotel rooms, public areas and food and beverage venues, $1.0 million on information technology and $5.0 million on our facilities and operations. For the six months ended June 30, 2011, our total capital expenditures were $7.1 million, of which approximately $2.1 million was spent on slot machine replacements and conversions, $500,000 on hotel room renovations and upgrades, $1.4 million for renovations to our public areas and food and beverage venues and $3.1 million on our facilities, operations and information technology.

Our primary cash requirements for the next twelve months are expected to include (i) expenses associated with ongoing day-to-day operations, (ii) interest payments on indebtedness, (iii) payments for design and development costs of future projects, and (iv) regular maintenance and other capital expenditures. We currently anticipate that we will spend approximately $18.9 million on regular maintenance and renovation capital projects during 2012, which we will continue to evaluate throughout the year.

We may from time to time seek to retire or repurchase our outstanding 11% Senior Secured Notes through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. On April 30, 2012, the Issuers redeemed five percent (5%) of aggregate principal amount of the 11% Senior Secured Notes. The redemption price for the 11% Senior Secured Notes was 102% of the principal amount of the 11% Senior Secured Notes redeemed, or $19.1 million, plus accrued interest to the redemption date of approximately $773,000. On May 31, 2011, the Issuers redeemed five percent (5%) of aggregate principal amount of the 11% Senior Secured Notes. The redemption price was 102% of the principal amount, or $19.1 million, plus accrued interest to the redemption date of approximately $951,000. Interest on the 11% Senior Secured Notes called for redemption ceased to accrue on and after the redemption dates. We have deferred approximately $764,000 of costs associated with the potential refinancing of our 11% Senior Secured Notes, these costs are included in debt issuance costs on our June 30, 2012 consolidated balance sheet. If the potential refinancing is terminated, the costs associated with the potential refinancing will be expensed.

19

We believe our cash flow from operations and our cash balances will be sufficient to fund our operations, interest payments and capital expenditures for the next 12 months. However, our ability to fund our operations, make payments on our debt and fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control as well as the factors described in the section entitled Risk Factors in Item 1A of our annual report on Form 10-K, filed with the SEC on March 22, 2012 (SEC File No. 000-52975).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary risk exposure relates to interest rate risk. All of our long-term debt is subject to fixed rates of interest at 11% and does not mature until June 15, 2014.

The fair value of our debt is estimated based on the quoted market prices for the same or similar issues. ACEP issued the Unregistered Notes on August 14, 2009. The estimated fair value of the 11% Senior Secured Notes was approximately $356.1 million as of June 30, 2012.

For the six months ended June 30, 2012, we incurred approximately $21.7 million in interest expense.

We do not invest in derivative financial instruments, interest rate swaps or other investments that alter interest rate exposure.

Item 4. Controls and Procedures

Our principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as such terms are defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended the Exchange Act) as of the end of the period covered by this quarterly report on Form 10-Q, have concluded that our disclosure controls and procedures are effective for ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There were no changes in our internal control over financial reporting that occurred during the first six months of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of certain events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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PART II-OTHER INFORMATION

You should also read, among other things, the risks and uncertainties described in the section entitled Risk Factors in Item 1A of our annual report on Form 10-K, filed with the SEC on March 22, 2012 (SEC File No. 000-52975). There were no material changes to those risk factors during the three months ended June 30, 2012.

Item 6. Exhibits

The list of exhibits required by Item 601 of Regulation S-K and filed as part of this report is set forth in the exhibits index.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC

By:	/s/ EDWARD W. MARTIN, III
Edward W. Martin, III
Authorized Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Date:	August 10, 2012

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EXHIBITS INDEX

EXHIBIT NO.	DESCRIPTION
31.1	Certification of Principal Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	The following information from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets as of June 30, 2012 (unaudited) and December 31, 2011 (audited); (ii) Unaudited Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2012 and 2011; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2012 and 2011; (iv) Unaudited Condensed Consolidated Statement of Members’ Equity for the six months ended June 30, 2012; and (v) Notes to the Unaudited Condensed Consolidated Financial Statements.

*Pursuant to rule 406T of Regulation S-T, the XBRL related information in this exhibit is furnished and not filed or a part of a registration statement or prospectus for the purposes of Section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for the purposes of Section 18 of the Securities Exchange of 1934, as amended, and otherwise is not subject to liability under these sections.

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